

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Zeev Vurembrand
Chief Executive Officer
Alon Holdings Blue Square – Israel, LTD.
2 Amal Street
Rosh Ha'ayin 48092, Israel

    Re: **Alon Holdings Blue Square – Israel, LTD.**
        Form 20-F for the Fiscal Year Ended December 31, 2009
        Filed June 24, 2010
        File No. 001-14426

Dear Mr. Vurembrand:

    We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief